SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



     For the fiscal year ended: December 31, 1998



     Commission file number: 1-12869


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:





                      Constellation Energy Group, Inc.
                      Employee Savings Plan
                      Address same as issuer





          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                      Constellation Energy Group, Inc.
                      Gas and Electric Building, Charles Center
                      Baltimore, Maryland 21201

                                  SIGNATURES







          The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





















                                   CONSTELLATION ENERGY GROUP, INC.
                                   EMPLOYEE SAVINGS PLAN










                                   /s/ Richard D. Honaker
     Date:  June 17, 1999      By:___________________________________

                                        Richard D. Honaker
                                        Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Plan Administrator of the
     Constellation Energy Group, Inc.
     Employee Savings Plan


          We have audited the accompanying statements of net assets available for benefits with fund information of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), formerly the Baltimore Gas and Electric Company Employee Savings Plan, as of December 31, 1998 and December 31, 1997 and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

          Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Mitchell & Titus L.L.P.
                                       ______________________________

     Washington, DC
     June 16, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS



             We consent to the incorporation by reference in the Prospectuses of Constellation Energy Group, Inc. on Form S-8 (File No. 333-45051-99) and Forms S-3 (File Nos. 333-75217, 333- 59601-99, and 333-24705) and of
        Baltimore Gas and Electric Company on Form S-3 (File No. 333-66015) of our report dated June 16, 1999 on the financial statements and supplemental schedules of the Constellation Energy Group, Inc. Employee Savings Plan for the year ended December 31, 1998, which report is included in this Annual Report on Form 11-K.





                                      /s/  Mitchell & Titus L.L.P.
                                     ______________________________


        Baltimore, Maryland

        June 16, 1999

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1998


                                                    Investment Funds

                                                Constellation
                                                   Energy        Interest Income         Mutual
                                 Total        Common Stock Fund        Fund              Funds            Loan Fund
                             --------------     --------------    --------------     --------------     --------------
Assets



 Value of securities
   held in trust                 $539,823,941      $324,473,557                 $0       $215,350,384                 $0
 Value of guaranteed
   investment contracts           115,465,530                 0        115,465,530                  0                  0
 Loans outstanding to
   plan participants               28,891,912                 0                  0                  0         28,891,912
 Short-term investments             8,247,190           260,200          7,959,084             27,906
 Accrued dividends
   receivable                       4,398,665         4,398,081                  0                584                  0
 Accrued interest
   receivable                             807                 0                  0                  0                807
 Accounts receivable                1,567,083           521,794            469,776            575,513                  0
                               --------------    --------------     --------------     --------------     --------------
          Total                   698,395,128       329,653,632        123,894,390        215,954,387         28,892,719
                               --------------    --------------     --------------     --------------     --------------


Liabilities

Accounts payable                       99,300            67,793             31,507                  0                  0
                               --------------    --------------     --------------     --------------     --------------
          Total                        99,300            67,793             31,507                  0                  0
                               --------------    --------------     --------------     --------------     --------------


Net assets available
 for benefits                    $698,295,828      $329,585,839       $123,862,883       $215,954,387        $28,892,719
                                 ============      ============       ============       ============       ============

The accompanying notes are an integral part of the financial statements.

(continued next page)

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1998
                                   (Continued)

                                                    T. Rowe Price Mutual Funds

                                             Equity                                              New
                  Balanced      Equity     Index 500     Growth    International  Mid-Cap      Horizons    New Income   Small Cap
                    Fund     Income Fund      Fund     Stock Fund   Stock Fund  Growth Fund      Fund         Fund     Value Fund
                 -------------------------------------------------------------------------------------------------------------------
Assets



 Value of securities
    held in trust $9,791,132  $86,216,947  $12,293,072 $60,411,423  $11,832,199   $7,583,783   $2,590,838   $2,193,307 $22,437,683
 Value of guaranteed
    investment
    contracts              0            0            0           0            0            0            0            0           0
 Loans outstanding
    to plan
    participants           0            0            0           0            0            0            0            0           0
 Short-term
    investments          192       10,986           46      15,609          890           87           38            0          58
 Accrued dividends
    receivable             0          264            0         203           30            0            0            0          87
 Accrued interest
    receivable             0            0            0           0            0            0            0            0           0
 Accounts
    receivable        27,230      175,548       44,194     151,897       38,245       33,900       15,055        6,842      82,602
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------
          Total    9,818,554   86,403,745   12,337,312  60,579,132   11,871,364    7,617,770    2,605,931    2,200,149  22,520,430
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------


Liabilities

Accounts
   payable                 0            0            0           0            0            0            0            0           0
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------
          Total            0            0            0           0            0            0            0            0           0
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------


Net assets available
 for benefits     $9,818,554  $86,403,745  $12,337,312 $60,579,132  $11,871,364   $7,617,770   $2,605,931   $2,200,149 $22,520,430
                  ==========   ==========   ==========  ==========   ==========   ==========   ==========   ========== ===========

The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1997


                                           Investment Funds


                                             BGE Common    Interest Income    Mutual
                                Total        Stock Fund         Fund          Funds        Loan Fund
                            --------------  --------------  -------------- -------------- --------------
Assets



 Value of securities
   held in trust              $534,496,187    $362,505,984             $0   $171,990,203             $0
 Value of guaranteed
   investment contracts        101,752,619               0    101,752,619              0              0
 Loans outstanding to
   plan participants            28,589,210               0              0              0     28,589,210
 Short-term investments         20,505,491         170,150     20,319,172         16,169              0
 Accrued dividends
   receivable                    4,338,636       4,338,636              0              0              0
 Accrued interest
   receivable                          566               0              0              0            566
 Accounts receivable               446,338         446,338              0              0              0
                            --------------  -------------- -------------- -------------- --------------
          Total                690,129,047     367,461,108    122,071,791    172,006,372     28,589,776
                            --------------  -------------- -------------- -------------- --------------


Liabilities

Accounts payable                   195,526             618        194,908              0              0
                            --------------  -------------- -------------- -------------- --------------
          Total                    195,526             618        194,908              0              0
                            --------------  -------------- -------------- -------------- --------------


Net assets available
 for benefits                 $689,933,521    $367,460,490   $121,876,883   $172,006,372    $28,589,776
                              ============    ============   ============   ============   ============

The accompanying notes are an integral part of the financial statements.

(continued next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1997
                                   (Continued)

                                                    Mutual Funds


                                Total      T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price
                                Mutual        Balanced        Equity         Growth       Small Cap    International
                                Funds           Fund       Income Fund     Stock Fund     Value Fund     Stock Fund
                             -------------- -------------- -------------- -------------- -------------- --------------
Assets



 Value of securities
   held in trust              $171,990,203     $7,241,838    $82,168,550    $45,262,623    $27,026,476    $10,290,716
 Value of guaranteed
   investment contracts                  0              0              0              0              0              0
 Loans outstanding to
   plan participants                     0              0              0              0              0              0
 Short-term investments             16,169              0          5,411          4,685          3,991          2,082
 Accrued dividends
   receivable                            0              0              0              0              0              0
 Accrued interest
   receivable                            0              0              0              0              0              0
 Accounts receivable                     0              0              0              0              0              0
                            -------------- -------------- -------------- -------------- -------------- --------------
          Total                172,006,372      7,241,838     82,173,961     45,267,308     27,030,467     10,292,798
                            -------------- -------------- -------------- -------------- -------------- --------------


Liabilities

Accounts payable                         0              0              0              0              0              0
                            -------------- -------------- -------------- -------------- -------------- --------------
          Total                          0              0              0              0              0              0
                            -------------- -------------- -------------- -------------- -------------- --------------


Net assets available
 for benefits                 $172,006,372     $7,241,838    $82,173,961    $45,267,308    $27,030,467    $10,292,798
                              ============   ============   ============   ============   ============   ============

The accompanying notes are an integral part of the financial statements.

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998


                                                    Investment Funds

                                                Constellation
                                                   Energy        Interest Income         Mutual
                                 Total        Common Stock Fund        Fund              Funds            Loan Fund
                             --------------     --------------    --------------     --------------     --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions             $31,966,159        $6,518,510         $5,981,560        $19,466,089                 $0
  Net Participant rollover
    contributions                     261,044            10,543             13,380            237,121                  0
  Employer matching
    contributions
    Company stock fund              9,830,195         9,830,195                  0                  0                  0
                               --------------    --------------     --------------     --------------     --------------
                                   42,057,398        16,359,248          5,994,940         19,703,210                  0
                               --------------    --------------     --------------     --------------     --------------

Income:

  Dividends
    Stock                          31,994,119        15,150,492                  0         16,843,627                  0
    Employee stock account          2,361,838         2,361,838                  0                  0                  0
  Interest                          7,188,349            44,425          7,143,924                  0                  0
  Interest on participant loans     2,604,109                 0                  0                  0          2,604,109
                               --------------    --------------     --------------     --------------     --------------
                                   44,148,415        17,556,755          7,143,924         16,843,627          2,604,109
                               --------------    --------------     --------------     --------------     --------------


 Participant loan repayments                0         5,602,480          2,747,305          6,338,412        (14,688,197)
                               --------------    --------------     --------------     --------------     --------------
                                            0         5,602,480          2,747,305          6,338,412        (14,688,197)
                               --------------    --------------     --------------     --------------     --------------

 Participant interfund
   transfers (net)                          0       (12,432,135)           604,024         11,828,111                  0
                               --------------    --------------     --------------     --------------     --------------
                                            0       (12,432,135)           604,024         11,828,111                  0
                               --------------    --------------     --------------     --------------     --------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998
                                   (Continued)

                                                    Investment Funds

                                                Constellation
                                                   Energy        Interest Income         Mutual
                                 Total        Common Stock Fund        Fund              Funds            Loan Fund
                             --------------     --------------    --------------     --------------     --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation (depreciation) of investments:

Net depreciation
    of common stock              ($34,526,697)     ($34,526,697)                $0                 $0                 $0

 Net appreciation
    of mutual funds                 5,552,393                 0                  0          5,552,393                  0
                               --------------    --------------     --------------     --------------     --------------
                                  (28,974,304)      (34,526,697)                 0          5,552,393                  0
                               --------------    --------------     --------------     --------------     --------------


Total additions and net
investment activity                57,231,509        (7,440,349)        16,490,193         60,265,753        (12,084,088)
                               --------------    --------------     --------------     --------------     --------------


Distributions:

 Withdrawal and distribution
    payments to participants      (48,869,202)      (25,425,563)       (12,171,635)       (10,627,935)          (644,069)
 Loans to participants                      0        (5,008,739)        (2,332,558)        (5,689,803)        13,031,100
                               --------------    --------------     --------------     --------------     --------------
Total Distributions               (48,869,202)      (30,434,302)       (14,504,193)       (16,317,738)        12,387,031
                               --------------    --------------     --------------     --------------     --------------


Change in net assets                8,362,307       (37,874,651)         1,986,000         43,948,015            302,943
 Net assets available
    for  benefits,
    beginning of year             689,933,521       367,460,490        121,876,883        172,006,372         28,589,776
                               --------------    --------------     --------------     --------------     --------------

 Net assets available
    for benefits,
    end of year                  $698,295,828      $329,585,839       $123,862,883       $215,954,387        $28,892,719
                                 ============      ============       ============       ============       ============


The accompanying notes are an integral part of the financial statements.

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998
                                   (Continued)

                                                    T. Rowe Price Mutual Funds

                                             Equity                                              New
                  Balanced      Equity     Index 500     Growth    International  Mid-Cap      Horizons    New Income   Small Cap
                    Fund     Income Fund      Fund     Stock Fund   Stock Fund  Growth Fund      Fund         Fund     Value Fund
                 ---------  ------------  ----------  -----------  -----------  ------------  ----------  -----------  -------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant
     eligible pay
     contributions $998,958   $6,057,623   $1,084,667  $5,038,280   $1,526,888     $874,886     $426,369     $162,988  $3,295,430

  Net Participant rollover
     contributions    2,011       26,919       55,916      48,148       18,709       31,230       18,117        3,972      32,099


                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------
                  1,000,969    6,084,542    1,140,583   5,086,428    1,545,597      906,116      444,486      166,960   3,327,529
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------

Income:


  Dividends         289,259    6,580,632      119,531   7,391,324      435,119      159,369      135,496      134,751   1,598,146

  Interest                0            0            0           0            0            0            0            0           0

                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------
                    289,259    6,580,632      119,531   7,391,324      435,119      159,369      135,496      134,751   1,598,146
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------

Participant loan
   repayments       296,617    2,096,275      332,190   1,718,472      449,247      255,822      130,678       73,669     985,442
               ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------
                    296,617    2,096,275      332,190   1,718,472      449,247      255,822      130,678       73,669     985,442
               ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------

 Participant interfund
   transfers (net)  652,756   (5,094,767)   9,927,210     849,103   (1,005,635)   6,064,124    2,056,013    1,952,308  (3,573,001)
               ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  -----------
                    652,756   (5,094,767)   9,927,210     849,103   (1,005,635)   6,064,124    2,056,013    1,952,308  (3,573,001)
               ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  ------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1998
                                   (Continued)

                                                    T. Rowe Price Mutual Funds

                                             Equity                                              New
                  Balanced      Equity     Index 500     Growth    International  Mid-Cap      Horizons    New Income   Small Cap
                    Fund     Income Fund      Fund     Stock Fund   Stock Fund  Growth Fund      Fund         Fund     Value Fund
              ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------

Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation (depreciation)
    of mutual funds



 Net Appreciation
   (depreciation) of
    mutual funds     982,146      843,807    1,509,126   5,183,878    1,170,118      641,097      (39,564)     (67,649) (4,670,566)
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------
                     982,146      843,807    1,509,126   5,183,878    1,170,118      641,097      (39,564)     (67,649) (4,670,566)
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------

Total additions and
   net investment
   activity        3,221,747   10,510,489   13,028,640  20,229,205    2,594,446    8,026,528    2,727,109    2,260,039  (2,332,450)
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------



Distributions:

 Withdrawal and distribution
    payments to
    participants    (395,264)  (4,385,808)    (435,692) (3,045,823)    (638,117)    (261,334)     (50,157)     (43,374) (1,372,366)
 Loans to
   participants     (249,767)  (1,894,897)    (255,636) (1,871,558)    (377,763)    (147,424)     (71,021)     (16,516)   (805,221)
                 ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  -----------

   Distributions    (645,031)  (6,280,705)    (691,328) (4,917,381)  (1,015,880)    (408,758)    (121,178)     (59,890) (2,177,587)
                 ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------  -----------

Change in
  net assets       2,576,716    4,229,784   12,337,312  15,311,824    1,578,566    7,617,770    2,605,931    2,200,149  (4,510,037)

 Net assets available
    for  benefits,
    beginning
    of year        7,241,838   82,173,961            0  45,267,308   10,292,798            0            0            0  27,030,467
                ------------  -----------  -----------  ----------  -----------  -----------  -----------  -----------   -----------

 Net assets available
    for benefits,
    end of year   $9,818,554  $86,403,745  $12,337,312 $60,579,132  $11,871,364   $7,617,770   $2,605,931   $2,200,149 $22,520,430
                  ==========   ==========   ==========  ==========   ==========   ==========   ==========   ==========  ==========


The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997


                                           Investment Funds


                                             BGE Common    Interest Income    Mutual
                                Total        Stock Fund         Fund          Funds        Loan Fund
                            --------------  --------------  -------------- -------------- --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions          $30,793,196      $7,760,915     $6,924,097    $16,108,184             $0
  Net Participant rollover
    contributions                  461,112          59,435          5,840        395,837              0
  Employer matching
    contributions
    Company stock fund           9,641,095       9,641,095              0              0              0
                            --------------  -------------- -------------- -------------- --------------
                                40,895,403      17,461,445      6,929,937     16,504,021              0
                            --------------  -------------- -------------- -------------- --------------

Income:

  Dividends
    Stock                       31,201,128      15,239,780              0     15,961,348              0
    Employee stock account       2,521,116       2,521,116              0              0              0
  Interest                       7,395,150          51,690      7,343,460              0              0
  Interest on participant loans  2,540,609               0              0              0      2,540,609
                            --------------  -------------- -------------- -------------- --------------
                                43,658,003      17,812,586      7,343,460     15,961,348      2,540,609
                            --------------  -------------- -------------- -------------- --------------


 Participant loan repayments             0       6,161,652      3,230,575      5,154,864    (14,547,091)
                            --------------  -------------- -------------- -------------- --------------
                                         0       6,161,652      3,230,575      5,154,864    (14,547,091)
                            --------------  -------------- -------------- -------------- --------------

 Participant interfund
   transfers (net)                       0     (24,105,775)    (5,407,252)    29,513,027              0
                            --------------  -------------- -------------- -------------- --------------
                                         0     (24,105,775)    (5,407,252)    29,513,027              0
                            --------------  -------------- -------------- -------------- --------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997
                                   (Continued)

                                           Investment Funds


                                             BGE Common    Interest Income    Mutual
                                Total        Stock Fund         Fund          Funds        Loan Fund
                            --------------  --------------  -------------- -------------- --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation
    of investments:

Net appreciation
    of common stock            $78,944,467     $78,944,467             $0             $0             $0

 Net appreciation
    of mutual funds             14,446,526               0              0     14,446,526              0
                            --------------  -------------- -------------- -------------- --------------
                                93,390,993      78,944,467              0     14,446,526              0
                            --------------  -------------- -------------- -------------- --------------


Total additions and net
investment activity            177,944,399      96,274,375     12,096,720     81,579,786    (12,006,482)
                            --------------  -------------- -------------- -------------- --------------


Distributions:

 Withdrawal and distribution
    payments to participants   (37,122,722)    (20,981,891)   (10,108,584)    (5,586,587)      (445,660)
 Loans to participants                   0      (5,646,795)    (2,836,201)    (4,036,904)    12,519,900
                            --------------  -------------- -------------- -------------- --------------
Total Distributions            (37,122,722)    (26,628,686)   (12,944,785)    (9,623,491)    12,074,240
                            --------------  -------------- -------------- -------------- --------------


Change in net assets           140,821,677      69,645,689       (848,065)    71,956,295         67,758
 Net assets available
    for  benefits,
    beginning of year          549,111,844     297,814,801    122,724,948    100,050,077     28,522,018
                            --------------  -------------- -------------- -------------- --------------

 Net assets available
    for benefits,
    end of year               $689,933,521    $367,460,490   $121,876,883   $172,006,372    $28,589,776
                              ============    ============    ============   ============   ============


The accompanying notes are an integral part of the financial statements.

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997
                                   (Continued)

                                                    Mutual Funds

                                Total      T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price
                                Mutual        Balanced        Equity         Growth       Small Cap    International
                                Funds           Fund       Income Fund     Stock Fund     Value Fund     Stock Fund
                             -------------- -------------- -------------- -------------- -------------- --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions          $16,108,184       $923,212     $5,973,535     $4,553,007     $2,898,233     $1,760,197
  Net Participant rollover
    contributions                  395,837         24,970        108,734        203,400         29,249         29,484



                            -------------- -------------- -------------- -------------- -------------- --------------
                                16,504,021        948,182      6,082,269      4,756,407      2,927,482      1,789,681
                            -------------- -------------- -------------- -------------- -------------- --------------

Income:


  Dividends                     15,961,348        237,726      7,909,644      5,548,590      1,720,334        545,054

  Interest                               0              0              0              0              0              0

                            -------------- -------------- -------------- -------------- -------------- --------------
                                15,961,348        237,726      7,909,644      5,548,590      1,720,334        545,054
                            -------------- -------------- -------------- -------------- -------------- --------------


 Participant loan repayments     5,154,864        294,799      2,007,716      1,457,240        836,170        558,939
                            -------------- -------------- -------------- -------------- -------------- --------------
                                 5,154,864        294,799      2,007,716      1,457,240        836,170        558,939
                            -------------- -------------- -------------- -------------- -------------- --------------

 Participant interfund
   transfers (net)              29,513,027      2,305,383      8,587,423      7,818,259      8,744,960      2,057,002
                            -------------- -------------- -------------- -------------- -------------- --------------
                                29,513,027      2,305,383      8,587,423      7,818,259      8,744,960      2,057,002
                            -------------- -------------- -------------- -------------- -------------- --------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                       Baltimore Gas and Electric Company
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1997
                                   (Continued)

                                                    Mutual Funds

                                Total      T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price  T. Rowe Price
                                Mutual        Balanced        Equity         Growth       Small Cap    International
                                Funds           Fund       Income Fund     Stock Fund     Value Fund     Stock Fund
                             -------------- -------------- -------------- -------------- -------------- --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation (depreciation)
    of mutual funds




 Net Appreciation (depreciation)
    of mutual funds             14,446,526        629,485      9,070,273      2,526,215      2,685,419       (464,866)
                            -------------- -------------- -------------- -------------- -------------- --------------
                                14,446,526        629,485      9,070,273      2,526,215      2,685,419       (464,866)
                            -------------- -------------- -------------- -------------- -------------- --------------


Total additions and net
investment activity             81,579,786      4,415,575     33,657,325     22,106,711     16,914,365      4,485,810
                            -------------- -------------- -------------- -------------- -------------- --------------


Distributions:

 Withdrawal and distribution
    payments to participants    (5,586,587)      (241,661)    (2,822,808)    (1,354,296)      (863,021)      (304,801)
 Loans to participants          (4,036,904)      (183,503)    (1,747,719)    (1,186,463)      (585,591)      (333,628)
                            -------------- -------------- -------------- -------------- -------------- --------------
Total Distributions             (9,623,491)      (425,164)    (4,570,527)    (2,540,759)    (1,448,612)      (638,429)
                            -------------- -------------- -------------- -------------- -------------- --------------


Change in net assets            71,956,295      3,990,411     29,086,798     19,565,952     15,465,753      3,847,381
 Net assets available
    for  benefits,
    beginning of year          100,050,077      3,251,427     53,087,163     25,701,356     11,564,714      6,445,417
                            -------------- -------------- -------------- -------------- -------------- --------------

 Net assets available
    for benefits,
    end of year               $172,006,372     $7,241,838    $82,173,961    $45,267,308    $27,030,467    $10,292,798
                              ============   ============   ============   ============   ============   ============


The accompanying notes are an integral part of the financial statements.

                        CONSTELLATION ENERGY GROUP, INC.
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     1.   GENERAL DESCRIPTION OF THE PLAN

             Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company Constellation Energy Group, Inc. (the Company) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan). There were no other significant Plan changes made at that time. T. Rowe Price Trust Company (T. Rowe Price) is the trustee (Trustee). In addition, TRP Retirement Plan Services, Inc., is the provider of administrative services for the Plan.

             The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees become eligible to make contributions one month after date of hire. After meeting this eligibility requirement, participants are allowed to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

             The  Plan  accepts   rollovers  of  employees'   eligible  rollover
        distributions from other qualified plans.

             There are eleven investment fund choices offered for participant contributions: the Constellation Energy Common Stock Fund (formerly the BGE Common Stock Fund), the Interest Income Fund and nine mutual funds. The Interest Income Fund is managed by T. Rowe Price Stable Asset Management, Inc. The mutual funds consist of the T. Rowe Price Balanced Fund, the T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price International Stock Fund, and the
        T. Rowe Price Small Cap Value Fund and effective January 1, 1998, the following four funds were added, the T. Rowe Price New Income Fund, the T. Rowe Price Equity Index 500 Fund, the T. Rowe Price Mid-Cap Growth Fund and the T. Rowe Price New Horizons Fund (mutual funds). All Company contributions are initially invested by the Trustee in the Constellation Energy Common Stock Fund.

             Participant and Company matching contributions are sent, each pay period, to the Trustee, who invests participant contributions as designated, either in (1) the Constellation Energy Common Stock Fund for the purchase (on the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock; (2) the nine T. Rowe
        Price mutual funds; or (3) the Interest Income Fund, as more fully described below.

             Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the Constellation Energy Common Stock Fund, or the mutual funds are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Interest Income Fund are automatically reinvested in that fund.

            Dividends  received  on shares of  Company  common  stock  held in a participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

             The total  number of common  stock or mutual fund shares  purchased for any participant  depends upon: (1) the  participant's  eligible pay;
        (2) the amount of the  participant's  eligible pay that is  contributed;
        (3) the amount of that contribution which is designated for investment in the Constellation Energy Common Stock Fund or the mutual funds; (4) the amount of Company matching contributions invested in the Constellation Energy Common Stock Fund; (5) the reinvested dividends and earnings on each investment fund; and (6) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

             Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 1998 and 1997 were 6.16% and 6.26%, respectively. The crediting interest rates for the investment contracts as of December 31, 1998 and 1997 were 5.94% and 6.65%, respectively. At December 31, 1998 and 1997, there were no investments in the aggregate contracts of any issuer in the Interest Income Fund which exceeded 5% of net assets available for benefits. Contracts included  in the  Interest  Income  Fund  have  been  reported  at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

             Participants have the right, once a month, to change the amount of their payroll deductions. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the eleven investment funds as provided in the Plan.

             In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the eleven investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may initiate, on a daily basis, a transfer of the value of their Company contributions and employee stock account among the eleven investment funds.

            Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated.

             The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions;
        (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

               Withdrawals of thrift contributions and Company contributions, including earnings, are allowed to be initiated on a daily basis. All contributions held in participants' accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

            Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

             The Plan is administered by the Director - Benefits, Human Resources Division of the Baltimore Gas and Electric Company, as Plan Administrator. Administrative fees charged by institutions, which issue contracts for the Interest Income Fund, are reflected in the effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company.
        Brokerage  fees,  commissions  and transfer  taxes  associated  with the purchase, sale, or transfer of shares of common stock for the Constellation Energy Common Stock Fund and mutual fund shares for the nine mutual funds are borne by those funds.

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             The financial statements of the Plan are prepared under the accrual method of accounting.

             Shares of common stock for participant contributions and Company matching contributions currently are purchased for the Constellation Energy Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the Constellation Energy Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

             Withdrawals and distributions to participants are recorded when paid.

             Leveraging   provisions   are  included  in  the  Plan,  but  these
        provisions have not yet been utilized.

             Shares of common stock in the Constellation Energy Common Stock Fund held by T. Rowe Price Trust Company are valued as of December 31, 1998 and 1997, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds, are valued as of December 31, 1998 and 1997 respectively, using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

             The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

             The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     3.  SECURITIES HELD IN TRUST
            Shown below are the shares, with respective market value and cost, which were held in trust in the Constellation Energy Common Stock Fund and the mutual funds on December 31, 1998 and 1997.


                            SHARES HELD        MARKET
                              IN TRUST         VALUE          COST

        CONSTELLATION ENERGY COMMON STOCK FUND

         December 31, 1998  10,506,574    $324,473,557   $234,742,256
         December 31, 1997  10,624,752    $362,505,984   $226,205,259

        T. ROWE PRICE BALANCED FUND

         December 31, 1998     526,711      $9,791,132     $8,269,771
         December 31, 1997     437,838      $7,241,838     $6,474,294

        T. ROWE PRICE EQUITY INCOME FUND

         December 31, 1998   3,275,854     $86,216,947    $72,666,085
         December 31, 1997   3,151,843     $82,168,550    $66,812,537

        T. ROWE PRICE EQUITY INDEX 500 FUND

         December 31, 1998     368,300     $12,293,072    $10,877,044
         December 31, 1997           -               -              -

        T. ROWE PRICE GROWTH STOCK FUND

         December 31, 1998   1,883,790     $60,411,423    $52,038,870
         December 31, 1997   1,561,318     $45,262,623    $40,949,796

        T. ROWE PRICE INTERNATIONAL STOCK FUND

         December 31, 1998     789,399     $11,832,199    $11,031,889
         December 31, 1997     766,819     $10,290,716    $10,514,050

        T. ROWE PRICE MID-CAP GROWTH FUND

         December 31, 1998     222,531      $7,583,783     $6,935,540
         December 31, 1997           -               -              -

        T. ROWE PRICE NEW HORIZONS FUND

         December 31, 1998     111,011      $2,590,838     $2,617,668
         December 31, 1997           -               -              -

        T. ROWE PRICE NEW INCOME FUND

         December 31, 1998     248,983      $2,193,307     $2,254,408
         December 31, 1997           -               -              -

        T. ROWE PRICE SMALL CAP VALUE FUND

         December 31, 1998   1,182,870     $22,437,683    $24,488,710
         December 31, 1997   1,154,978     $27,026,476    $23,821,921

    4. TAX STATUS

             The Company has received the latest favorable determination letter from the Internal Revenue Service, dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.


    5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31,
                                         1998                1997
          Net assets available
             for benefits per the
             financial statements     $698,295,828        $689,933,521

          Amounts requested by
             participant's for
             withdrawals and
             distributions at
             December 31, but paid
             in subsequent years         (104,756)           (214,050)
                                     -------------       -------------
          Net assets available
             for benefits
             per the Form 5500        $698,191,072        $689,719,471
                                     =============       =============

             The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                          Year ended
                                                      December 31, 1998
              Withdrawals and distributions paid
                 to participants per the
                 financial statements                      $48,869,202
              Add:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1998 but paid in 1999            104,756
              Less:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1997 but paid in 1998          (214,050)
                                                         -------------
              Withdrawals and distributions to
                 participants per the Form 5500           $48,759,908
                                                         =============


             Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                                                                  Page 1 of 3
                                         Constellation Energy Group (EIN 52-0280210)
                       T. Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan

                                 Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                      Decemberr 31, 1998

                                                                                               Current                    Maturity
             Identity of Issue               Description of Asset              Cost             Value                       Date
                                                                                                *

    Group Annuity Contract with          Insurance Company Guaranteed
      Bayerische Landesbnk               Interest Contract -
      Company (98-005-A)                 Guaranteed Interest - 5.95%           3,052,816       3,052,816                 9/13/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      Bayerische Landesbnk               Interest Contract -
      Company (98-005-B)                 Guaranteed Interest - 5.92%           3,091,963       3,091,963                 6/25/2003

    Group Annuity Contract with          Insurance Company Guaranteed
      Canada Life Assurance              Interest Contract -
      Company (P-45870)                  Guaranteed Interest - 7.20%           3,115,901       3,115,901                 6/15/2000

    Group Annuity Contract with          Insurance Company Guaranteed
      Canada Life Assurance              Interest Contract -
      Company (P-45904)                  Guaranteed Interest - 6.31%           6,016,115       6,016,115                12/15/2000

    Group Annuity Contract with          Insurance Company Guaranteed
      Canada Life Assurance              Interest Contract -
      Company (P-45908)                  Guaranteed Interest - 6.23%           1,518,995       1,518,995                10/16/2000

    Group Annuity Contract with          Insurance Company Guaranteed
      Continental Assurance              Interest Contract -
      Company (GP-24100)                 Guaranteed Interest - 6.32%           7,268,875       7,268,875                 9/15/2000

    Group Annuity Contract with          Insurance Company Guaranteed
      John Hancock Life                  Interest Contract -
      (GAC-8444)                         Guaranteed Interest - 5.81%           5,832,065       5,832,065                 3/15/2001

    Group Annuity Contract with          Insurance Company Guaranteed
      Life Insurance Company of          Interest Contract -                                                          50% 3/1/2002
      Virginia (GS-2987)                 Guaranteed Interest - 7.25%           6,771,753       6,771,753          Balance 4/1/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      Life Insurance Company of          Interest Contract -
      Virginia (GS-3169)                 Guaranteed Interest - 5.79%           2,035,470       2,035,470                12/15/2002

    Group Annuity Contract with          Insurance Company Guaranteed
       Monumental Life                   Interest Contract -                                                         50% 2/15/2003
      (MDA00008FR)                       Guaranteed Interest - 5.71%           3,511,734       3,511,734         Balance 4/15/2003

    Group Annuity Contract with          Insurance Company Guaranteed
       Monumental Life                   Interest Contract -                                                         50% 4/15/2002
      (BDA00729FR)                       Guaranteed Interest - 6.82%           3,864,436       3,864,436         Balance 6/14/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      New York Life                      Interest Contract -
      (GA-06750-002)                     Guaranteed Interest - 6.35%           3,530,569       3,530,569                 3/31/1999

    Group Annuity Contract with          Insurance Company Guaranteed
      Pacific Mutual Life                Interest Contract -
      (G-26263.01)                       Guaranteed Interest - 7.31%           7,092,691       7,092,691                 6/14/2001


      (Continued on next page)

  * Current Value of the guaranteed interest contracts equal contract value.


                                                                                                                    Page 2 of 3
                                         Constellation Energy Group (EIN 52-0280210)
                       T. Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan

                                 Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                      December 31, 1998

                                                                                                Current                  Maturity
             Identity of Issue               Description of Asset               Cost             Value                     Date
                                                                                                *
    Group Annuity Contract with          Insurance Company Guaranteed
      Protective Life                    Interest Contract -
      (GA-1174)                          Guaranteed Interest - 7.18%          $3,879,256      $3,879,256                 3/15/2000

    Group Annuity Contract with          Insurance Company Guaranteed
      Protective Life                    Interest Contract -
      (GA-1348)                          Guaranteed Interest - 6.77%           2,627,614       2,627,614                 1/15/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      Protective Life                    Interest Contract -
      (GA-1391)                          Guaranteed Interest - 7.31%           3,376,728       3,376,728                 4/15/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      Prudential                         Interest Contract -                                                          50% 01/31/99
      (GA-7088-213)                      Guaranteed Interest - 6.48%           4,072,434       4,072,434          Balance 05/31/99

    Group Annuity Contract with          Insurance Company Guaranteed
      SAFECO Life                        Interest Contract -                                                    2.1 Mil 11/19/2001
      (LP1055917-01)                     Guaranteed Interest - 7.00%           4,210,471       4,210,471        Balance 12/19/2001

    Group Annuity Contract with          Insurance Company Guaranteed
      SAFECO Life                        Interest Contract -                                                   $2.1 Mil 11/19/2001
      (LP1055917-02)                     Guaranteed Interest - 7.00%           4,210,471       4,210,471        Balance 12/19/2001

    Group Annuity Contract with          Insurance Company Guaranteed
      SAFECO Life                        Interest Contract -
      (LP1055917-03)                     Guaranteed Interest - 6.85%           3,814,378       3,814,378                 9/18/2001

    Group Annuity Contract with          Insurance Company Guaranteed
      Security Life Denver               Interest Contract -
      (FA-0494)                          Guaranteed Interest - 6.82%           2,842,375       2,842,375                 2/14/2002

    Group Annuity Contract with          Insurance Company Guaranteed
      Transamerica Occ.                  Interest Contract -                                                        50% 09/15/1999
      (51266-00)                         Guaranteed Interest - 7.16%           9,582,943       9,582,943        Balance 12/15/1999

    Investment Contract with             Synthetic Investment Agreement
      State Street Bank and Trust        Interest Contract
      Company (98255)                    Variable Interest-5.984% initially   20,145,477      20,145,477              None

                                                                            ------------    ------------
                                                                             115,465,530     115,465,530










      (Continued on next page)

  * Current Value of the guaranteed interest contracts equal contract value.

                                                                                                                Page 3 of 3
                                         Constellation Energy Group (EIN 52-0280210)
                       T. Rowe Price, Trustee - Constellation Energy Group, Inc., Employee Savings Plan

                                 Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                      December 31, 1998

                                                                                                Current       Maturity
             Identity of Issue               Description of Asset               Cost             Value          Date
                                                                                                *
 ** Constellation Energy Group, Inc.     Common Stock - no par               234,742,256     324,473,557         -

    T. Rowe Price Balanced Fund          Mutual Fund                           8,269,771       9,791,132         -

    T. Rowe Price Equity Income Fund     Mutual Fund                          72,666,085      86,216,947         -

    T. Rowe Price Equity Index 500 Fund  Mutual Fund                          10,877,044      12,293,072         -

    T. Rowe Price Growth Stock Fund      Mutual Fund                          52,038,870      60,411,423         -

    T. Rowe Price International Fund     Mutual Fund                          11,031,889      11,832,199         -

    T. Rowe Price Mid-Cap Growth Fund    Mutual Fund                           6,935,540       7,583,783         -

    T. Rowe Price New Horizons Fund      Mutual Fund                           2,617,668       2,590,838         -

    T. Rowe Price New Income Fund        Mutual Fund                           2,254,408       2,193,307         -

    T. Rowe Price Small Cap Value Fund   Mutual Fund                          24,488,710      22,437,683         -

 ** Loan Fund (Interest)                 Participant Loan Fund                 -              28,891,912         -
                                         Interest Range 8.25 - 9.75%

    T. Rowe Price Prime Reserve Fund     Money Market Mutual Fund              7,943,304       7,943,304         -

    T. Rowe Price Short Term             Money Market Bank Account               199,044         199,044         -
       Settlement Account

    T. Rowe Price Short Term             Money Market Bank Account               104,842         104,842         -
       Distribution Account
                                                                            ------------    ------------
                                                                 Total      $549,634,961    $692,428,573
                                                                             ===========     ===========





















  * Current Value of the guaranteed interest contracts equal contract value.

 ** Parties-in-Interest